                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D. C.  20549

                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                               (Amendment No. 5)*

                       ENCHIRA BIOTECHNOLOGY CORPORATION
                       ---------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
                                  ------------
                         (Title of class of securities)

                                  29265L-10-2
                                  -----------
                                 (CUSIP NUMBER)


                               Ethyl Corporation
                            330 South Fourth Street
                               Richmond, VA 23219
                       Attention:  M. Rudolph West, Esq.
                           Telephone No. 804-788-5619
                           --------------------------
          (Name, address and telephone number of person authorized to receive notices and communications)

                                    Copy to:
                          Allen C. Goolsby, III, Esq.
                               Hunton & Williams
                              951 East Byrd Street
                            Richmond, Virginia 23219

                                January 10, 2001
                                ----------------
            (Date of event which requires filing of this statement)

             If the filing person has previously filed a statement
             on Schedule 13G to report the acquisition which is the
                subject of this Schedule 13D, and is filing this
                  schedule because of Rule 13d-1(b)(3) or (4),
                         check the following box [  ].

              Check the following box if a fee is being paid with
                              this statement [  ].

                               Page 1 of 5 Pages

CUSIP NO.  09061E106              13D                          Page 2 of 5 Pages
--------------------                                           -----------------

-------------------------------------------------------------------------------------------------------------------------------
1              NAME OF REPORTING PERSONS
               S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

               Ethyl Corporation
               54-0118820
-------------------------------------------------------------------------------------------------------------------------------
2              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [  ]
                                                                          (b) [  ]
-------------------------------------------------------------------------------------------------------------------------------
3              SEC USE ONLY                                                   [  ]
-------------------------------------------------------------------------------------------------------------------------------
4              SOURCE OF FUNDS*
-------------------------------------------------------------------------------------------------------------------------------
5              CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
               TO ITEM 2(d) or 2(e)                                           [  ]
-------------------------------------------------------------------------------------------------------------------------------
6              CITIZENSHIP OR PLACE OF ORGANIZATION

               Virginia
-------------------------------------------------------------------------------------------------------------------------------
  NUMBER OF          7  SOLE VOTING POWER
   SHARES               1,064,742 shares
BENEFICIALLY
  OWNED BY          -----------------------------------------------------------------------------------------------------------
    EACH             8  SHARED VOTING POWER
  REPORTING             - 0 -
 PERSON WITH       -----------------------------------------------------------------------------------------------------------
                     9  SOLE DISPOSITIVE POWER
                        1,064,742 shares
                   -----------------------------------------------------------------------------------------------------------
                    10  SHARED DISPOSITIVE POWER
                        - 0 -
-------------------------------------------------------------------------------------------------------------------------------
11             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               1,064,742 shares
 -------------------------------------------------------------------------------------------------------------------------------
12             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                                [  ]
-------------------------------------------------------------------------------------------------------------------------------
13             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               11.7%
-------------------------------------------------------------------------------------------------------------------------------
14             TYPE OF REPORTING PERSON*

               CO
-------------------------------------------------------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

     * Amendment No. 5 amends and supplements the Statement on Schedule 13D filed on November 7, 1994 by Ethyl, as amended by Amendment No. 1, dated March 23, 1995, Amendment No. 2, dated April 13, 1995, Amendment No. 3, dated June 11, 1999, and Amendment No. 4, dated October 10, 2000, with respect to the shares of Common Stock (the "Common Stock") of Enchira Biotechnology Corporation (formerly known as Energy BioSystems Corporation) (the "Issuer") owned by Ethyl Corporation ("Ethyl"). The purpose of this Amendment No. 5 is to report Ethyl's increased ownership in the Issuer resulting from the distribution of Common Stock of the Issuer to Ethyl Ventures, Inc., a wholly-owned subsidiary of Ethyl and the sole limited partner of Gryphon Ventures II, Limited Partnership ("Gryphon Ventures"), in connection with the dissolution of Gryphon Ventures. Ethyl has not changed its intention to divest the Common Stock as a result of the Issuer's change in the focus of its business.

Item 1.  Security and Issuer.
         -------------------

     The class of equity securities to which this statement relates is the Common Stock of the Issuer. The principal executive offices of the Issuer are located at 3608 Research Forest Drive, The Woodlands, Texas 77381.

Item 2.  Identity and Background.
         -----------------------

     This statement is being filed by Ethyl Corporation, a Virginia corporation. The principal executive offices of Ethyl are located at 330 South Fourth Street, Richmond, Virginia 23219.

     Ethyl is in the petroleum additives business and produces fuel additives and lubricant additives.

     The name, business address, present principal occupation and citizenship of each executive officer and director of Ethyl are set forth on Appendix A hereto, which is incorporated herein by reference.

     During the last five years, Ethyl has not, nor to the best of its knowledge, has any of its executive officers or directors been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 4.  Purpose of Transaction.
         ----------------------

     The Common Stock was acquired by Ethyl for investment purposes. Ethyl has changed its investment intent with respect to the Common Stock as a result of the Issuer's change in the focus of its business. In connection therewith, on September 28, 2001, Ethyl converted its 160,000 shares of Series B Convertible Preferred Stock of the Issuer into 477,328 shares of Common Stock. In connection with this conversion, the Issuer paid to Ethyl cash for the dividends accumulated from November 1998 to the date of conversion. Ethyl intends to dispose of its shares of Common Stock over time in an orderly manner.

                               Page 3 of 5 Pages

     Ethyl has no immediate intention to influence or direct the Issuer's affairs, modify its corporate structure or interfere with the business decisions of its management.

     Except as set forth above, neither Ethyl nor, to the best of its knowledge, any executive officer or director of Ethyl, has any plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer; (c) a sale or transfer of a material amount of assets of the Issuer; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer;
(f) any other material change in the Issuer's business or corporate structure;
(g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association;
(i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to any of those enumerated above. Ethyl may formulate plans or proposals with respect to one or more of the foregoing in the future.

Item 5.  Interest in Securities of the Issuer.
         -------------------------------------
     (a) The shares of Common Stock represent 11.7% of the outstanding shares of Common Stock.

     (b) Ethyl has sole voting and dispositive power with respect to 1,064,742 shares of Common Stock.

     (c) Ethyl has effected no transactions in the Common Stock in the last 60 days.

     (d)  Not applicable.

     (e)  Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with
         -------------------------------------------------------------
         Respect to Securities of the Issuer.
         ------------------------------------

         None

                               Page 4 of 5 Pages

                                   SIGNATURE
                                   ---------

     After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                              ETHYL CORPORATION

Date:  December 11, 2001      By:     /s/ M. Rudolph West
                                      -------------------
                              Name:   M. Rudolph West
                              Title:  Secretary



                               Page 5 of 5 Pages

                                                                      Appendix A
                                                                      ----------



                   Executive Officers and Directors of Ethyl
                   -----------------------------------------

                                                                   Principal Occupation
Name                                  Title                            or Employment
----                                  -----                -------------------------------------
Bruce C. Gottwald        Chairman of the Board, Chairman   Chairman of the Board and Chairman
                         of the Executive Committee and    of the Executive Committee of Ethyl
                         Director

Thomas E. Gottwald       President, Chief Executive        President and Chief Executive
                         Officer and Director, Member of   Officer of Ethyl
                         the Executive Committee

Alexander McLean         Senior Vice President -           Senior Vice President of Ethyl
                         Petroleum Additives

Newton A. Perry          Senior Vice President -           Senior Vice President of Ethyl
                         Antiknocks

David A. Fiorenza        Vice President, Principal         Vice President, Principal Financial
                         Financial Officer and Treasurer   Officer and Treasurer of Ethyl

Wayne C. Drinkwater      Controller - Chief Accounting     Controller of Ethyl
                         Officer

Russell L. Gottwald,     Vice President - Supply Chain     Vice President of Ethyl
 Jr.

C.S. Warren Huang        Vice President - Managing         Vice President of Ethyl
                         Director, Asia Pacific

Bruce R. Hazelgrove III  Vice President - Corporate        Vice President of Ethyl
                         Resources

Ronald E. Kollman        Vice President - Product          Vice President of Ethyl
                         Management and Technology

Barbara A. Little        Vice President - Government       Vice President of Ethyl
                         Relations

Donald R. Lynam          Vice President - Air              Vice President of Ethyl
                         Conservation

Steven M. Mayer          Vice President - General Counsel  Vice President of Ethyl

Ann M. Pettigrew         Vice President - Health, Safety   Vice President of Ethyl
                         & Environment

Roger H. Venable         Vice President - Antiknocks       Vice President of Ethyl

M. Rudolph West          Secretary                         Secretary of Ethyl

William W. Berry         Director                          Chairman of the Board of New England
                                                           Independent System Operator


Gilbert M. Grosvenor     Director                          Chairman of the Board of Trustees of
                                                           the National Geographic Society
                                                           17th and M Streets, N.W.
                                                           Washington, D.C.  20036

Sidney Buford Scott      Director                          Chairman of the Board of Scott &
                                                           Stringfellow, Inc.
                                                           115 Mutual Building
                                                           P.O. Box 1575
                                                           909 East Main Street
                                                           Richmond, Virginia 23213

Phyllis L. Cothran       Director                          Retired President and Chief
                                                           Operating Officer of Trigon
                                                           Healthcare, Inc., formerly Blue
                                                           Cross and Blue Shield of Virginia

Charles B. Walker        Director                          Vice Chairman of the Board and Chief
                                                           Financial Officer of Albemarle
                                                           Corporation
                                                           330 South Fourth Street
                                                           Richmond, Virginia 23219

     The respective business addresses of Messrs. Bruce C. Gottwald, Thomas E. Gottwald, Alexander McLean, Newton A. Perry, David A. Fiorenza, Wayne C. Drinkwater, Russell L. Gottwald, Jr., Bruce R. Hazelgrove, III, C.S. Warren Huang, Ronald E. Kollman, Barbara A. Little, Donald R. Lynam, Steven M. Mayer, Ann M. Pettigrew, Roger H. Venable and M. Rudolph West is 330 South Fourth Street, Richmond, Virginia 23219. The respective business addresses of the remaining directors of Ethyl are set forth under "Principal Occupation or Employment," above. All executive officers and directors of Ethyl are United States citizens, except for Mr. McLean, who is a citizen of Great Britain.